SD 3/5/03

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SECURIT 03012671 IISSION

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SEC FILE NUMBER
8-50018

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING MAR - 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Reiner — (713) 831-3991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 17 2003

OATH OR AFFIRMATION

I, Thomas Norwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM M. ROY
Notary Public, State of Texas
My Commission Expires
DECEMBER 10, 2004

Thomas Norwood
Signature

Chief Financial Officer & Treasurer
Title

Kim M. Roy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PRICEWATERHOUSECOOPERS

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

VALIC Financial Advisors, Inc.
Year ended December 31, 2002

VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and
Stockholder of VALIC Financial Advisors, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of VALIC Financial Advisors, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2003

VALIC Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 3,177,717
Cash segregated under federal and other regulations	17,741
Funds deposited with clearing organizations	55,000
Investment	13,039,271
Accounts receivable	94,261
Accounts receivable from affiliates	400,000
Dealer concession receivable	161,876
Dealer concession receivable from affiliates	498,164
Service fee receivable	307,543
Service fee receivable from affiliate	35,000
Interest receivable	77,436
Office furniture – net of accumulated depreciation of $1,296	932
Federal income tax receivable from affiliate	433,813
Total assets	$ 18,298,754
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 4,597
Accounts payable to affiliates	25,980
Commissions payable	488,512
Accrued liabilities	306,518
State taxes payable	168,314
Total liabilities	993,921
Stockholder's equity:	
Common stock, par value $1 per share:	
Authorized shares – 1,000	
Issued and outstanding shares – 500	500
Additional paid-in capital	8,099,512
Retained earnings	9,204,821
Total stockholder's equity	17,304,833
Total liabilities and stockholder's equity	$ 18,298,754

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:	
Dealer concession revenue	$ 10,045,831
Dealer concession revenue from affiliates	126,830,751
Service fee income	2,848,438
Service fee income from affiliates	491,495
Advisory service fees	303,678
Interest	416,929
Expense reimbursement from Parent	32,484,556
Other	698,834
Total revenues	174,120,512
Expenses:	
Commissions	127,085,998
Selling expenses	336,995
General and administrative expenses	7,056,161
Licenses and fees	748,860
State and other taxes	256,606
Professional fees	56,918
Field operating expenses	32,484,556
Clearing fees	693,883
Total expenses	168,719,977
Income before federal income tax	5,400,535
Provision for federal income tax	1,939,798
Net income	$ 3,460,737

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 500	$ 8,099,512	$ 5,744,084	$13,844,096
Net income	–	–	3,460,737	3,460,737
Balance at December 31, 2002	$ 500	$ 8,099,512	$ 9,204,821	$17,304,833

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	**$ 3,460,737**
Reconciling adjustments to net cash provided by operating activities:	
Depreciation	**1,118**
Amortization	**19,635**
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	**(17,741)**
Funds deposited with clearing organizations	**(5,000)**
Accounts receivable	**(93,141)**
Accounts receivable from affiliates	**10,300**
Dealer concession receivable	**177,019**
Dealer concession receivable from affiliates	**(379,940)**
Service fee receivable	**(121,148)**
Service fee receivable from affiliates	**15,000**
Interest receivable	**(53,317)**
Federal income tax receivable from affiliate	**(433,813)**
Accounts payable	**2,607**
Accounts payable to affiliates	**17,214**
Commissions payable	**120,219**
Accrued liabilities	**270,118**
State taxes payable	**26,314**
Federal income tax payable to affiliate	**(815,209)**
Net cash provided by operating activities	**2,200,972**
Investing activities	
Purchase of investment	**(13,058,906)**
Net cash used by investing activities	**(13,058,906)**
Net decrease in cash and cash equivalents	**(10,857,934)**
Cash and cash equivalents at beginning of year	**14,035,651**
Cash and cash equivalents at end of year	**$ 3,177,717**
Supplemental disclosures:	
Taxes paid	**$ 3,188,821**

The accompanying notes are an integral part of the financial statements.

VALIC Financial Advisors, Inc.

Notes to Financial Statements

December 31, 2002

1. Significant Accounting Policies

Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transactions directly to the appropriate fund company. The Company maintains a customer account for the exclusive benefit of customers and promptly transmits these customer funds to the appropriate fund company, and accordingly, is exempt from SEC Customer Protection Rule 15c3-3, subparagraph (k)(2)(i), as described in Supplemental Schedule II.

Effective January 18, 2000, the Company entered into a distribution agreement with SunAmerica Capital Services, Inc. ("SACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company distributes shares of mutual funds, which are managed by SunAmerica Asset Management Corp., an indirect, wholly owned subsidiary of AIG.

Effective December 15, 2001, the Company entered into a second distribution agreement with SACS, whereby the Company would distribute certain variable annuity contracts issued by First SunAmerica Life Insurance Company, an indirect, wholly owned subsidiary of AIG.

Effective January 1, 2002, the Company entered into a selling agreement with American General Distributors, Inc. ("AGDI"), an indirect, wholly owned subsidiary of AIG, and VALIC, under which the Company is responsible for the sale of VALIC's variable annuity contracts to customers.

The Company also distributes term life insurance products for The Old Line Life Insurance Company of America, an indirect, wholly owned subsidiary of AIG.

1. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted marginal tax rates currently in effect.

The Company files a separate federal income tax return.

Cash and Cash Equivalents

The Company has cash deposited in financial institutions that at times exceeds the federally insured amount of $100,000. Management believes that the risk of loss is minimal.

Cash equivalents of $3,065,532 at December 31, 2002 consist of a money market fund with State Street Global Advisors.

Cash Segregated Under Federal and Other Regulations

The Company maintains a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC.

Investment

The Company purchased a United States Treasury Note on May 7, 2002 for $13,067,252, with a coupon rate of 3.375%, maturing on April 30, 2004, of which $13,000,000 represents the par value of the note, $58,906 the premium, and $8,346 accrued interest.

Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in United States of America. The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the

1. Significant Accounting Policies (continued)

financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of various financial service products, predominantly front-end load mutual funds to retail and institutional customers. Revenues are recorded on a trade-date basis.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and SACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis when earned.

Fair Value of Financial Instruments

Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

2. Deposits Held By Clearing Broker

Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the

2. Deposits Held By Clearing Broker (continued)

clearing broker. The Company has funds invested in a money market account on deposit with the clearing broker to meet this requirement. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and an acceptable ratio of aggregate indebtedness to net capital, both as defined. The Company is required to maintain minimum net capital equal to the greater of $25,000 or 6⅔% of aggregate indebtedness

At December 31, 2002, the Company had net capital of $15,953,013, which was $15,886,752 in excess of its required net capital of $66,261. The ratio of aggregate indebtedness to net capital is 0.062 to 1.

4. Transactions With Affiliates

VALIC reimburses the Company for all salaries, employee benefits, and commissions expense associated with VALIC's agents as well as all expenses associated with VALIC's field offices. These reimbursements are included on the statement of operations as expense reimbursement from Parent.

At December 31, 2002, the Company had a receivable from American General Securities, Inc. of $400,000 for revenue earned from product sponsor revenue sharing.

Dealer concession revenue from affiliates of $126,830,751 consists of concessions from sales of front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable of $161,876 represents amounts due at December 31, 2002 for these services.

Service fee receivable from affiliate of $35,000 is due from SACS as per the distribution agreement at December 31, 2002. Service fee income from affiliates during the year is included on the statement of operations.

4. Transactions With Affiliates (continued)

VALIC charges the Company for various administrative services provided. During 2002, the Company paid VALIC $6,452,320 for these services that are reflected in general and administrative expenses in the accompanying statement of operations.

Accounts payable to affiliates of $25,980 at December 31, 2002, consists mainly of dealer concession revenue due to affiliates.

5. Subordinated Liabilities

The Company had no subordinated liabilities at any time during the year ended December 31, 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2002.

6. Commitments and Contingencies

Litigation

The Company is subject to certain other legal proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcomes of these legal proceedings, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Guarantees

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

6. Commitments and Contingencies (continued)

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through the clearing broker. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company and the clearing broker perform extensive due diligence with respect to each customer accepted to minimize the Company's risk. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company was not required to pay the clearing broker any amounts for these guarantees.

The Company is further exposed to credit risk for commissions receivable from the clearing broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

Supplemental Schedules

VALIC Financial Advisors, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Net capital		
Total stockholder's equity		**$ 17,304,833**
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	**94,261**	
Office furniture, net of accumulated depreciation	**932**	
Dealer concession receivable from affiliates	**96,206**	
Dealer concession receivable	**78,000**	
Service fees receivable	**307,543**	
Service fees receivable from affiliate	**17,500**	
Federal income tax receivable	**433,813**	
		1,028,255
Net capital before haircuts on securities positions		**16,276,578**
Haircuts on securities:		
Money market fund	**61,311**	
U.S. treasury note	**262,254**	
		323,565
Net capital		**$ 15,953,013**
Aggregate indebtedness		**$ 993,921**
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $25,000)		**$ 66,261**
Excess net capital		**$ 15,886,752**
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		**$ 15,853,621**
Ratio: aggregate indebtedness to net capital		**0.062 to 1**

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part II A filing as of December 31, 2002.

VALIC Financial Advisors, Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the computation for determination of reserve requirements under paragraph (k)(2)(i) of rule 15c3-3.

VALIC Financial Advisors, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of rule 15c3-3.

Supplemental Report

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants on Internal Control
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and
Stockholder of VALIC Financial Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of VALIC Financial Advisors, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company conducts business in accordance with the exemptive provisions of paragraph (k)(2)(i) of Rule 15c3-3, we did not review the practices and procedures followed by the Company for the following:

1. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

PRICEWATERHOUSECOOPERS

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003